SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

June 13, 2013

VIA EDGAR

Dominic Minore, Esq.

Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc.
Registration Statement on Form N-2 (333-187969)

Dear Mr. Minore and Mr. Rupert:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by via telephone on June 7, 2013, with respect to the Company’s registration statement on Form N-2 (File No. 333-187969) filed with the SEC on April 17, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. The revisions to the Prospectus referenced in the responses below are set forth in Pre-effective Amendment No. 1 to the Registration Statement filed herewith.

1.	Please include disclosure in the second paragraph which indicates that the 2013 shareholder vote on the below net asset value proposal is valid for a period of one year ending on the date of the anniversary of the shareholder meeting.

Response: The Company has revised the disclosure accordingly.

ATLANTA	AUSTIN	HOUSTON	NEW YORK	SACRAMENTO	WASHINGTON DC

Dominic Minore, Esq.

June 13, 2013

2.	The disclosure contained in the second paragraph indicates that the Company may offer shares of its common stock at a discount to net asset value per share, and that sales of common stock at prices below net asset value per share dilute the interests of existing stockholders. Please emphasize that the Company has authority to sell shares of its common stock at a price below net asset value, but that such sales are limited to a maximum of 25% of its outstanding common stock and that there is no maximum discount on the amount of dilution to the interests of existing stockholders resulting from such sales.

Response: The Company has revised the disclosure accordingly.

3.	The Company previously revised the language on the front cover page of the base prospectus and agreed to include similar language on the front cover of any prospectus supplement used to offer the Company’s securities, regarding the fact that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as “junk securities” and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The Company included the following language in response to the Staff’s comment, “Below investment grade debt securities in which we may invest are often referred to as “high yield” or “junk” securities.” Please revise that sentence as follows, “The [majority of the] debt securities in which the Company invests are often referred to as “high yield” or “junk” securities.”

Response: The Company has revised the disclosure accordingly.

4.	Please present the information contained in the organizational chart in legible format. Specifically, the Staff is requesting that the font be larger, the introductory paragraph included before the chart include the names of each entity included in the chart and that the lines from entities clearly explain the relationship between the entities either by additional narrative or different lines explained via a key to the chart to be included below the chart.

Response: The Company has revised the organizational chart and introductory paragraph as requested.

5.

Whenever a reference is made at any location in the prospectus to “LIBOR” please specify the type of LIBOR rate that is being used. In the changes submitted to the Staff, it is still not entirely clear to the Staff which LIBOR rates are being used. Please

Dominic Minore, Esq.

June 13, 2013

revise accordingly. In addition, the Staff had the following specific comments on the proposed changes:

a.	On page 58, why does the LIBOR rate on the Term Loan “currently” have a one month maturity? If this is subject to change, please provide additional disclosure regarding how the rate can change.
b.	On page 46, why is the word “typically” used? The Staff is looking for specificity. Should this refer to “all”? If not, additional disclosure is required.

Response: The Company has revised disclosure accordingly.

6.	Is ABR similar to LIBOR? Are there different rates? If so, please disclose the rate and, if applicable, what the rate is based on.

Response: The Company has revised the disclosure accordingly.

7.	Please make the following revisions to the events described under Recent Developments:
a.	Please refrain from using the term “realization.” Instead, use a plain English term to explain the event.
b.	In the third paragraph, you indicate that an investment was “partially repaid.” Please provide detail regarding what was repaid and what remains.
c.	In the fourth paragraph, please include the name of the San Francisco based e-commerce company.
d.	Each time a new investment is discussed, please include all the information that is required to be included on the Company’s Schedule of Investments.

Response: The Company has revised the disclosure accordingly.

8.	Please confirm if the Company’s investments in the CLOs are a straightforward investment or if it is synthetic. Also, with respect to the disclosure regarding the Company’s investments in the CLO residual interests of three collateralized loan obligations, please explain if there is only one class of the subordinates notes referenced on page 51. If there is more than one class, then please revise the disclosure to highlight this fact and clarify the relative position of the Company within the subordinated note hierarchy.

Response: The Company’s investments in the residual interests of three collateralized loans obligations (CLOs) are not synthetic. With respect to the disclosure regarding the Company’s investments in the residual interests in the three CLOs

Dominic Minore, Esq.

June 13, 2013

•	In one case, there is one class of subordinated notes, which is the class in which the Company invested.
•	In two cases, there is a class of subordinated notes and a class of income notes. In each case, the Company invested in the income notes, which are pari passu

The Company has clarified this information in its disclosure.

Risks (page 15)

We may have difficulty paying our required distributions… (page 20)

9.	In the sentence added in this risk factor in response to the Staff’s original request to expand the disclosure regarding the characteristics of PIK interest, please include a plain English definition of negative amortization. For example, that it potentially creates negative amortization on a loan resulting in a borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated.

Response: The Company has revised disclosure accordingly.

We may pay an incentive fee on income we do not receive in cash. (page 20)

10.	Please further modify the following phrase added to the end of the last sentence “but only to the extent that such an incentive fee is payable for that period and that because the write-off will not be carried forward to reduce any incentive fee payable in subsequent periods.”

Response: The Company has revised disclosure accordingly.

11.	On the Company’s Schedule of Investments, the Staff notes that there is a column entitled “Yield.” The Staff believes that the information included in such column is not, in fact, reflective of yield but of the current coupon rate or some other measurement. Please revise the Schedule of Investments accordingly. This may be done in future filings.

Response: The Company hereby undertakes to revise this in the Schedule of Investments to be included in its next quarterly report on Form 10-Q for the quarter ended June 30, 2013.

Dominic Minore, Esq.

June 13, 2013

12.	The Staff understands that, at the option of the issuer, interest can be paid in cash and PIK. Is there any ability for the issuer to determine how much is cash and how much is PIK? If so, how is that identified on the Company’s Schedule of Investments in its financial statements? Is the PIK currently identified on the Company’s Schedule of Investments the maximum amount of PIK or the PIK at the end of the quarter? The Staff believes that if the maximum amount of PIK is not currently reflected on the Company’s Schedule of Investments that it should be disclosed by footnote or in another appropriate manner.

Response: Of the Company’s 18 investments with a PIK14 of them have PIK amounts that are made at the election of the issuer. Of the 14 investments, six of them permit the issuer to elect an amount that can be less than (i.e., up to) the full PIK amount to capitalize.

In ten of the 14 investments, the issuer has elected an amount of PIK equal to the maximum amount of PIK available to the issuer as of the date of the Company’s most recent Schedule of Investments, and that maximum amount is shown in the Schedule of Investments.

In four of the 14 investments, the issuer has elected to PIK zero percent (0%), even though the issuer has the ability to PIK the maximum election. The Company disclosed in its Schedule of Investments the maximum PIK that the issuer could elect.

Finally, in one of the investments with a fixed PIK, the issuer has a seven percent (7%) PIK and pays a cash interest rate of ten percent (10%) for an aggregate rate of 17%. However, the issuer has the ability to increase its aggregate interest rate to 18.5% all PIK for a period of time under certain circumstances. The issuer has never elected to increase its aggregate interest rate and PIK more than 7%, nor has it notified the Company that it intends to do so.

The Company has revised the “Portfolio Company” table in the Registration Statement accordingly. To the extent the maximum amount of PIK is not disclosed, the Company hereby undertakes to revise this in the Schedule of Investments to be included in its next quarterly report on Form 10-Q for the quarter ended June 30, 2013. In addition, to the extent the issuer has a PIK election, the Company hereby undertakes to include this disclosure in the Registration Statement as well as undertakes to revise this in the Schedule of Investments to be included in its next quarterly report on Form 10-Q for the quarter ended June 30, 2013.

Dominic Minore, Esq.

June 13, 2013

13.	In a previous response to a Staff comment, the Company provided that, “As noted in the disclosure, the Managed Funds have guidelines that are applied to determine the types of investments that may be made and the amount that the Managed Funds may contribute. The guidelines are subject to the discretion of the Adviser.” Please clarify which entity the Company is referring to when it referenced the “Adviser.”

Response: The reference to the “Adviser” in the Company’s prior response to the Staff should have referenced THL Credit, Inc., the business development company.

14.	Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Response: The legality opinion, and related consent of counsel, will be included as an exhibit to the Registration Statement in a subsequent amendment thereto before the Company’s Registration Statement is declared effective. The Company undertakes to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from the Registration Statement.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dominic Minore, Esq.

June 13, 2013

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus